Filed by Sezzle Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sezzle Inc.

Commission File No.: 000-56267

Date: March 11, 2022

SEZZLE INC.

FAQs – TREATMENT OF EQUITY AWARDS IN TRANSACTION WITH ZIP CO LIMITED

Key Takeaways	2
Vested RSUs: What happens to the vested portion of outstanding RSU awards at closing of the merger?	2
Unvested RSUs: What happens to the unvested portion of outstanding RSU awards at closing of the merger?	2
Vested Options: What happens to the vested portion of outstanding Options (ISO and NQOs) at closing of the merger?	3
Unvested Options: What happens to the unvested portion of outstanding Options (ISO and NQOs) at closing of the merger?	4
Will my vesting schedule change or accelerate because of the announcement of the merger agreement or at closing?	4
Why an Equity Conversion of 0.98? Why not 1:1?	5
For options, does our Sezzle strike price matter anymore?	5
Will we receive a new strike price once the shares transfer to Zip?	5
What happens to my out-of-the-money options?	5
Will I be re-upped or will they go away?	5
If we have vested options, does this transaction require us to exercise?	6
Will there be a blackout window preventing some employees from exercising some stock options for a period of time?	6
What, if any, employees are not allowed to transact? Are there any limitations on employees?	6
If employees want to trade their stock, what is the appropriate process?	7
Does the deal close create any new taxable events?	7
What does “ADR” mean, and why do I need to know that term?	7

Key Takeaways

1.	Holders of issued and outstanding Sezzle shares at the time of closing will be entitled to receive for every one (1) share of Sezzle common stock owned 0.98 Zip ordinary shares or, upon election by a non-Australian holder, American depositary receipts (“ADRs”) representing 0.98 Zip ordinary shares.

2	Vested RSUs and Options will be converted to Zip shares or ADRs based on predetermined calculations; unvested RSUs and Options will be converted into Zip equity awards in an amount, and for options an exercise price, based on predetermined calculations, and continue on the same vesting schedules.

3.	Certain portions of the transaction may create a taxable event for individuals (e.g., triggering Alternative Minimum Tax rules “AMT”). Please consult a tax advisor for insight on any tax implications.

Vested RSUs: What happens to the vested portion of outstanding RSU awards at closing of the merger?

○	Vested RSUs that have already settled into Sezzle shares/CDI are converted at closing into 0.98 Zip shares (or ADRs) per Sezzle RSU share.
○	Vested RSUs that have not yet been settled into Sezzle shares/CDIs are “canceled” and converted into 0.98 Zip shares (or ADRs) per Sezzle RSU share. This represents only a small portion of equity award RSUs, that is those that have vested but not yet been settled into Sezzle shares/CDIs; our standard process usually completes this settlement process within a 5-10 business days of vesting.

Unvested RSUs: What happens to the unvested portion of outstanding RSU awards at closing of the merger?

○	The unvested RSU awards are converted into the right to receive 0.98 Zip shares per Sezzle RSU share, on identical vesting terms as the original award.

Vested Options: What happens to the vested portion of outstanding Options (ISO and NQOs) at closing of the merger?

○	Vested options represent the current right to buy shares of Sezzle at the exercise price. Upon the effectiveness of the merger, all vested options will be converted into the right to receive Zip shares (or ADRs) to the extent the option is in the money. The value of the exercise depends on the relationship of the strike price to the agreed upon Implied Per Share Value of AUD$2.17; specifically, whether the strike price is less than the Implied Per Share Value (“In the Money”) or greater than the Implied Share Value (“Out of the Money”).
○	In the Money vested options are converted into Zip shares (or ADRs). Out of the Money vested options have no value.
○
○	The formula to calculate the value is as follows:
■	Take [the amount by which the Implied Per Share Value exceeds the exercise price per share of the respective option (D)]; [multiply D by the number of shares that are vested (n)]; and then [divide the result by the Implied Per Share Value (I)].
■	[D*n/I]
■	This results in the number of Zip shares (or ADRs) to be received at closing (rounded down to nearest whole share).

Example: Immediately prior to closing, employee Michael Darling has vested options to purchase 100 Sezzle shares at an exercise price of AUD$2.00 per share. The calculation goes like this: ((AUD$2.17 minus AUD$2.00) (D) multiplied by 100 (n)) / AUD$2.17 (I) = 7.83. Michael will receive 7 Zip shares as 7 is the whole number. The fractional amount remaining of .83, will be paid in cash for AUD$1.80. This represents 0.83*AUD$2.17 = AUD$1.80.

Out of the money vested options (i.e., vested options where the strike price (a.k.a grant price) is higher than AUD$2.17 at the date of closing) are canceled at closing with no shares issued.

In this case, the “amount by which the Implied Per Share Value exceeds the exercise price per share of such Company Option” is zero. Using the numbers from the illustration above but replacing Michael’s strike price with $3.00, zero multiplied by 100, then divided by AUD$2.17 = $0. Michael does not receive any Zip shares for his out of the money vested options.

Unvested Options: What happens to the unvested portion of outstanding Options (ISO and NQOs) at closing of the merger?

○	The unvested portion of option awards are converted into the option to purchase 0.98 Zip shares per Sezzle option share.
○	The exercise price per share (sometimes referred to as “strike price”) is adjusted slightly upward based on a formula in the merger agreement: Exercise price, if originally stated in USD,(E) divided by 0.7182 to convert to AUD (X), divided by 0.98 (R) with fractional cents rounded up. [The net effect is that Sezzle option holders will have to pay the same amount to fully exercise the option whether pre- vs post-closing, subject to rounding of cents.] [E/X]/R]
○	All other terms (e.g., vesting schedule) remain unchanged, except that options subject to a Sezzle total shareholder return performance-based vesting condition will become earned, if at all, by using the closing date as the end of the applicable performance period and the resulting option will continue subject to service-based vesting through the end of the original performance periods

Example: Immediately prior to closing, employee Wendy Darling holds unvested options to purchase 300 Sezzle shares at an exercise price of US$5.00 per share. Wendy’s converted option will represent the right to purchase 294 Zip shares (300 * 0.98) at an exercise price of AUD$7.11 ((US$5.00(E) / 0.7182(X)) / 0.98(R).

Note that the exercise price in your agreement could be stated in either AUD or USD.

Will my vesting schedule change or accelerate because of the announcement of the merger agreement or at closing?

○	No changes or acceleration of unvested awards are caused solely by the announcement or signing of the merger agreement, or the closing of the transaction unless otherwise agreed upon in writing. Assuming the transaction closes, the unvested portion of equity awards will remain on the same vesting schedule, only now being settled as Zip shares instead (with adjusted exercise price, as applicable), except that options subject to a Sezzle total shareholder return performance-based vesting condition will become earned, if at all, by using the closing date as the end of the applicable performance period and the resulting option will continue subject to service-based vesting through the end of the original performance periods.

Why an Equity Conversion of 0.98? Why not 1:1?

○	The conversion ratio is one of the key terms in the merger of the companies.

For options, does our Sezzle strike price matter anymore?

○	Yes, but will be adjusted based on a formula in the merger agreement. See examples above.

Will we receive a new strike price once the shares transfer to Zip?

○	Yes, the strike price for “in the money” options will be adjusted based on a formula. See examples above.

What happens to my out-of-the-money options?

○	For vested options that are out of the money, see the last bullet above in the section on vested options.
○	For all unvested options, whether in or out of the money, see the section above on unvested options.

Will I be re-upped or will they go away?

○	The deal does not include a reissuance to compensate for out-of-the-money shares.

If we have vested options, does this transaction require us to exercise?

○	The merger agreement determines the treatment of all vested options and unvested options, without any action required on the part of holders. If you do nothing between now and closing, you will still get the implied value of any vested in the money options.

Will there be a blackout window preventing some employees from exercising some stock options for a period of time?

○	We are not currently aware of any blackout window in conjunction with this deal that applies to non-executive/SLT employees.
○	However, employees that become aware of Material Non-Public Information (MNPI) prior to the closing of the merger may still be prevented from trading based on that knowledge, per the Securities Trading Policy.

What, if any, employees are not allowed to transact? Are there any limitations on employees?

○	Our standard trading windows will continue to apply.
○	Employees who are currently under restrictions due to the merger transaction have been made aware of their restricted status. New employees may be added to this group as integration preparations begin.
○	That said, as always, any employee with MNPI are not able to transact

If employees want to trade their stock, what is the appropriate process?

○	Use the new Equity Desk! Submit a ticket stating what type of transaction you’d like to do (e.g., sale, purchase, exercise of options), and state you are not then in possession of material nonpublic information. The Equity team will do their best to respond within one business day, and you’ll generally get 5 business days to transact.
○	Leave extra time for option exercises, as the process is more complex.

Does the deal close create any new taxable events?

○	This is a complex question that doesn’t lend itself to simple answers via FAQs. Please consult your tax advisor.
○	Standard vesting events in the interim between signing and closing will continue to have similar effects as before.

What does “ADR” mean, and why do I need to know that term?

○	ADRs are “American Depository Receipts” and are similar to CDIs that represent shares or Sezzle common stock on the ASX.
○	Right now, one CDI represents ownership of one share of common stock of Sezzle. Upon the closing of the merger, holders of Sezzle shares (including shares held indirectly by holding CDIs) will receive Zip shares, or, upon election by a non-Australian holder, ADRs. Zip intends to register the ADRs in the United States and list the ADRs on a U.S. securities exchange..

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed acquisition of Sezzle Inc. (“Sezzle” or the “Company”) by Zip Co. Limited (“Parent”) (the “Proposed Transaction”), including, but not limited to, statements regarding the expected benefits of the Proposed Transaction and the anticipated timing, completion and effects of the Proposed Transaction, strategies, objectives and the products and markets of Sezzle and Parent. These forward-looking statements generally are identified by the words “believe,” “predict,” “target,” “contemplate,” “potential,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” or similar expressions. Forward-looking statements are predictions, projections and other statements about future events or trends that are based on current expectations and assumptions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Sezzle and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Forward looking statements involve inherent known and unknown risks, uncertainties and contingencies, both general and specific, many of which are beyond Sezzle’s control, and there is a risk that such predictions, forecasts, projections, and other forward-looking statements will not be achieved. Actual results may be materially different from those expressed or implied in forward-looking statements and any projections and assumptions upon which these statements are based. These forward-looking statements are subject to a number of risks and uncertainties, including those set out in this document, but not limited to: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of Sezzle or Parent and the receipt of certain U.S. and foreign governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) Sezzle’s and Parent’s ability to increase its merchant network, its base of consumers and underlying merchant sales; (v) Sezzle’s and Parent’s ability to effectively manage growth, sustain its growth rate and maintain its market share; (vi) the impact of Sezzle’s and Parent’s exposure to consumer bad debts and insolvency of merchants; (vii) the impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to Sezzle’s and Parent’s operations; (viii) the impact of the nature of the integration, support and presentation of Sezzle’s and Parent’s platform by its merchants; (ix) the impact of exchange rate fluctuations in the international markets in which Sezzle and Parent operate; (x) Sezzle’s and Parent’s ability to protect its intellectual property rights; (xi) Sezzle’s ability to achieve its public benefit purpose and maintain its B Corporation certification; (xii) the effect of the announcement or pendency of the Proposed Transaction on Sezzle’s and Parent’s business relationships, operating results, and business generally and the responses of merchants and business partners to the announcement; (xii) risks that the Proposed Transaction disrupts current plans and operations of Sezzle or Parent; (xiii) potential difficulties in retaining Sezzle and Parent customers and employees as a result of the Proposed Transaction; (xiv) risks related to diverting the attention of the management of Sezzle and Parent from each party’s respective ongoing business operations; (xv) Sezzle and Parent’s estimates of its financial performance, including requirements for additional capital and its ability to raise sufficient funds to meet its needs in the future; (xvi) changes in general economic or political conditions; (xvii) changes in the markets in which Sezzle and Parent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xviii) the impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny; (xix) the impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which Sezzle and Parent operate; (xx) the impact of macro-economic conditions on consumer spending; (xxi) slowdowns in securities trading or shifting demand for security trading product; (xxii) the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; (xxiii) legislative or regulatory changes; (xxiv) the impact of operating in a highly competitive industry; (xxv) reliance on third party service providers; (xxvi) the impact of a potential loss of Sezzle’s or Parent’s key partners and merchant relationships; (xxvii) competition in retaining key employees; (xxviii) Sezzle’s and Parent’s reliance on new products and establishment and maintenance of its brand; (xxix) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxx) changes to accounting principles and guidelines; (xxxi) potential litigation relating to the Proposed Transaction that could be instituted against Sezzle, Parent or their respective directors and officers, including the effects of any outcomes related thereto; (xxxii) the outcome of any legal proceedings that may be instituted against Parent or against Sezzle related to the merger agreement or the Proposed Transaction (which may result in significant costs of defense, indemnification and liability), (xxxiii) the price of Sezzle’s or Parent’s securities may be volatile due to a variety of factors; (xxxiv) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xxxv) unexpected costs, charges or expenses resulting from the Proposed Transaction; (xxxvi) the possibility that competing offers or acquisition proposals for Sezzle or Parent will be made, which could result in termination of the merger agreement, (xxxvii) the risk that Parent is unable to consummate the financings contemplated by the merger agreement on acceptable terms or at all, (xxxviii) the risk that Parent shareholders do not approve the Proposed Transaction, if their approval is required, and (xxxix) Parent’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of Sezzle. The risks and uncertainties may be amplified by the COVID-19 pandemic (and related variants), which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic (and related variants) impacts Sezzle’s or Parent’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Parent and Sezzle described in the “Risk Factors” section of Sezzle’s Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”), Parent’s Form F-4 to be filed with the SEC and other documents filed by either Parent or Sezzle from time to time with the Australian Securities Exchange Ltd (the “ASX”), the Australian Securities & Investments Commission (the “ASIC”) and/or the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that Sezzle presently does not know or that Sezzle currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Sezzle’s expectations, plans or forecasts of future events and views as of the date of this document. These forward-looking statements should not be relied upon as representing Sezzle’s assessment as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and Sezzle assumes no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Sezzle does not give any assurances that either Parent or Sezzle, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This communication is being made in respect of proposed merger transaction involving the Company and Parent. In connection with the proposed acquisition by Parent of the Company, Parent will file with: (a) the SEC a registration statement on Form F-4, (b) to the extent required by ASIC, a prospectus in Australia with the ASIC in relation to the offer of ordinary shares of Parent, and (c) with the ASX, the Notice of Parent Extraordinary General Meeting in connection with the Parent stockholder approval. The registration statement will include a document that serves as a prospectus of Parent and a proxy statement of the Company (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC, ASIC and the ASX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AUSTRALIAN PROSPECTUS (IF ANY), NOTICE OF PARENT EXTRAORDINARY GENERAL MEETING, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus and Australian prospectus (if any) will be mailed to the Company’s security holders when it becomes available. Investors and security holders will be able to obtain the registration statement, the proxy statement/prospectus, the Australian prospectus (if any) and all other relevant documents filed or that will be filed free of charge from the SEC’s website at www.sec.gov or at the ASX’s website at www2.asx.com/au. The documents filed by the Parent or the Company with the SEC and the ASX may also be obtained free of charge at the Parent’s or Company’s website at https://investors.sezzle.com/ and https://zip.com/investors.

Participants in the Solicitation

Parent, the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s security holders with respect to the Proposed Transaction. Information about Parent’s directors and executive officers is available in Parent’s Annual Report to Stockholders for the fiscal year ended June 30, 2021 filed with the ASX on September 28, 2021. Information concerning the ownership of the Company’s securities by the Company’s directors and executive officers is included in the Company’s Registration Statement on Form 10, filed with the SEC on October 25, 2021. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of the Company’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction (if and when they become available). Security holders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Parent or the Company as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.